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                                                                  EXHIBIT (h)(4)

                   Amended and Restated as of October 24, 2006

Jill Bukata, Controller
Penn Series Funds, Inc.
600 Dresher Road
Horsham, PA 19044

                Re: Amended and Restated Accounting Services Fees

Dear Ms. Bukata:

     This letter, amended and restated as of October 24, 2006, constitutes our agreement with respect to compensation to be paid to PFPC Inc. ("PFPC") under the terms of an Accounting Services Agreement dated May 1, 1989 between Penn Series Funds, Inc. (you or "Penn Series") and PFPC. Pursuant to paragraph 11 of that Agreement, and in consideration of the services to be provided to Penn Series, Penn Series, which consists of 16 portfolios, will pay PFPC an annual accounting fee, to be calculated daily and paid monthly. You will also reimburse PFPC for its out-of-pocket expenses incurred on behalf of Penn Series, including, but not limited to: postage, telephone, transmission charges, storage, Federal express, and outside pricing service charges. This fee letter supersedes all previous fee letters with respect to the fees set forth herein.

     The annual accounting fee for each domestic portfolio shall be an asset based fee of .070% of the first $100 million of average net assets; .050% of the next $200 million of average net assets; .030% of the next $300 million of average net assets; and .020% of the average net assets in excess of $600 million; exclusive of out-of-pocket expenses. The annual accounting fee for each international portfolio shall be an asset based fee of .080% of the first $100 of average net assets; .060% of the next $300 million of average net assets; ..040% of the next $200 million of average net assets; and .030% of the average net assets in excess of $600 million; exclusive of out-of-pocket expense.

     The minimum annual fee shall be $27,500 for each domestic non-money market portfolio; $0 for each money market portfolio; and $48,000 for each international portfolio.

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     For each additional portfolio, PFPC will waive its minimum fee for the first two months of each portfolio's operations; thereafter, PFPC's minimum fee shall be charged in increments of 10% per month up to 100%. Thus, each portfolio shall pay PFPC 10% of the minimum fee during the third month of its operations, 20% during the fourth month, 30% during the fifth month etc. During the twelfth month and thereafter, each portfolio shall pay 100% of the minimum fee.

     The fee for the period from the day of the year this agreement is entered into until the end of that year shall be pro-rated according to the proportion which such period bears to the full annual period.

     If the foregoing accurately sets forth our agreement, and you intend to be legally bound thereby, please execute a copy of this letter and return it to us.

                                        Very truly yours,

                                        PFPC INC.


                                        By: /s/ illegible signature
                                            ------------------------------------
                                        Title: SVP

Accepted:

PENN SERIES FUNDS, INC.


By: /s/ Jill Bukata
    ---------------------------------
Title: Controller